EXHIBIT 99.1

Endeavour Silver Updates 2018 Mineral Reserve and Resource Estimates

VANCOUVER, British Columbia, Jan. 21, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports updated NI 43-101 Mineral Reserve and Resource Estimates for its operating mines and exploration and development projects in Mexico. Endeavour owns and operates three silver mines in Mexico, the Guanacevi mine in Durango state and the Bolanitos and El Cubo mines in Guanajuato state.

Last year, the Company developed and is now commissioning a fourth mine, El Compas in Zacatecas state.  Endeavour plans to commence development of the Terronera project in Jalisco state and continue with exploration, economic assessment and permitting of the Parral Project in Chihuahua state in 2019.

2018 Mineral Reserve and Resource Highlights (Compared to December 31, 2017)

  Silver Proven and Probable Mineral Reserves increased 38% to 46.3 million ounces (oz)
  Gold Proven and Probable Mineral Reserves increased 35% to 426,700 oz
  Silver equivalent Proven and Probable Mineral Reserves of 80.4 million oz (80:1 silver:gold ratio)
  Silver Measured and Indicated Mineral Resources decreased 25% to 27.3 million oz
  Gold Measured and Indicated Mineral Resources decreased 20% to 290,400 oz
  Silver equivalent Measured and Indicated Mineral Resources of 50.5 million oz
  Silver Inferred Mineral Resources increased 9% to 58.0 million oz
  Gold Inferred Mineral Resources remained flat at 301,300 oz
  Silver equivalent Inferred Mineral Resources 82.1 million oz

Bradford Cooke, CEO of Endeavour, stated, “We continued to enjoy exploration success in 2018, primarily at Guanacevi, Terronera and Parral.  Mineral Reserves increased at Terronera due to infill drilling at depth and the inclusion of the high-grade La Luz vein.  Mineral Reserves also increased at Guanacevi, as Milache was incorporated into the mine plan, partly offset by reduced Mineral Reserves at El Cubo.  Mineral Resources increased sharply at Parral thanks to drilling of the San Patricio vein system, partly offset by reduced Mineral Resources at El Cubo.”

“In 2019, we will once again focus our exploration efforts on growing Mineral Resources and replacing Mineral Reserves at each mine-site as well as expanding Mineral Resources at Parral and other greenfields projects.  At Terronera, we will turn our attention from Mineral Resource expansion to mine development as it has the potential to become our largest and lowest cost mine.”

Mineral Reserve and Resource Discussion

Proven and Probable silver and gold Mineral Reserves increased year on year by 38% and 35% respectively to 46.3 million oz silver and 426,700 oz gold. On a silver equivalent basis, Mineral Reserves now total 80.4 million oz (at a silver to gold ratio of 80:1). The increased Mineral Reserves are mainly due to in-fill drilling and a robust economic assessment at Terronera, which expanded the Indicated Mineral Resources and converted them to Probable Mineral Reserves, and development of the Milache orebody at Guanacevi, where Indicated Mineral Resources were converted to Probable Mineral Reserves.  Excluding the Terronera Mineral Reserves, silver and gold Mineral Reserves at the operating mines increased by 46% and decreased by 2% respectively, notwithstanding significantly reduced Mineral Reserves at El Cubo.

Measured and Indicated silver and gold Mineral Resources declined by 25% and 23% respectively to 27.3 million oz silver and 290,400 oz gold. The decrease in Measured and Indicated Mineral Resources was mainly the result of conversion to Mineral Reserves at the existing operations.  Total Inferred silver Mineral Resources increased by 9% due to the success of the 2018 drilling at Parral, where Inferred Mineral Resource Estimates for silver and gold increased 55% and 49% respectively.

Mineral Reserve and Resource Estimates at December 31, 2018(1-16)

Silver-Gold Proven and Probable Mineral Reserves
	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanaceví	74,000	244	0.53	580,000	1,300
Bolañitos	186,000	109	1.90	653,000	11,400
El Cubo	98,000	182	1.95	572,000	6,100
El Compas	38,000	90	3.99	109,000	4,800
Total Proven	396,000	150	1.86	1,914,000	23,600
Guanaceví	687,000	283	0.73	6,248,000	16,100
Bolañitos	146,000	97	1.96	454,000	9,200
El Cubo	136,000	157	1.40	687,000	6,100
El Compas	29,000	94	4.31	88,000	4,000
Terronera	5,587,000	206	2.05	37,003,000	368,200
Total Probable	6,443,000	214	1.95	44,415,000	403,100
Total P&P	6,838,000	211	1.94	46,330,000	426,700

Silver-Gold Measured and Indicated Mineral Resources

	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanaceví	29,000	383	0.54	361,000	500
Bolañitos	136,000	136	1.86	595,000	8,200
El Cubo	69,000	184	2.12	412,000	4,700
El Compas	3,000	33	3.94	3,000	400
Total Measured	238,000	179	1.80	1,371,000	13,800
Guanaceví	999,000	287	0.77	9,230,000	24,900
Bolañitos	551,000	163	1.95	2,880,000	34,500
El Cubo	251,000	161	1.54	1,298,000	12,500
El Compas	77,000	80	4.75	197,000	11,700
Guadalupe y Calvo	1,861,000	119	2.38	7,120,000	142,400
Parral (new)	37,000	184	0.27	216,000	300
Total Indicated	3,775,000	173	1.86	20,942,000	226,300
Total M&I	4,013,000	173	1.86	22,312,000	240,100

Silver-Gold Inferred Mineral Resources

	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanaceví	653,000	387	0.90	8,133,000	18,900
Bolañitos	783,000	133	2.12	3,352,000	53,300
El Cubo	845,000	149	2.20	4,042,000	59,700
El Compas	212,000	74	5.37	503,000	36,500
Terronera	1,080,000	208	2.26	7,239,000	79,000
Guadalupe y Calvo	154,000	94	2.14	465,000	10,600
Parral (new)	3,138,000	296	0.27	29,812,000	26,900
Total Inferred	6,864,000	241	1.19	53,273,000	261,900

Silver-Gold-Lead-Zinc Mineral Resources

Resources	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb%	Zn%
Indicated
Guanacevi	363,000	208	0.26	2,420,500	3,100	0.78	1.32
Parral (Cometa)	1,631,000	49	0.90	2,589,900	47,200	2.87	2.86
Total Indicated	1,994,000	78	0.78	5,010,400	50,300	2.49	2.58
Guanacevi	488,000	132	0.16	2,076,000	2,500	1.36	2.54
Parral (Cometa)	1,303,000	63	0.88	2,658,900	36,900	2.55	2.28
Total Inferred	1,791,000	82	0.68	4,734,900	39,400	2.23	2.35

Notes:

  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the Mineral Resources will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
  The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
  The Mineral Resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
  Mineral Resources are exclusive of and in addition to Mineral Reserves.
  Guanacevi Mineral Resource and Mineral Reserve cut-off grades are based on a 218 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 222 g/t silver equivalent for Santa Cruz, Porvenir and Milache of Guanaceví; Metallurgical recoveries were 83.0% silver and 85.0% gold for Guanaceví
  Bolañitos,Mineral Resource and Mineral Reserve cut-off grades are based on a 158 g/t silver equivalent. Metallurgical recoveries were 84.3% silver and 87.7% gold for Bolañitos
  El Cubo Mineral Resource and Mineral Reserve cut-off grades are based on a 196 g/t silver equivalent for Area II (that comprises Dolores Mine) of El Cubo and 217 g/t silver equivalent for Areas I&IV (that comprise Santa Cecilia and San Nicolas Mines) of El Cubo. Metallurgical recoveries were 87.0% silver and 86.7% gold for El Cubo.
  El Compas Mineral Resource and Mineral Reserve cut-off grades are based on a 3.38 g/t gold equivalent. Metallurgical recoveries were 83.0% silver and 85.0% gold for El Compas
  Mineral Resource cut-off grades for Terronera was 150 g/t silver equivalent and the Mineral Reserve cut-off grades for Terronera and La Luz Deposits were 160 g/t and 216 g/t silver equivalent respectively.
  Mineral Resource and Mineral Reserve cut-off grades are based on a 150 g/t silver equivalent for Guadalupe y Calvo and Parral Properties.
  Mining recoveries of 93% were applied for Guanaceví, Bolañitos and El Compas, 88% for El Cubo and 95% for Terronera for Mineral Reserve Estimate calculations. Minimum mining widths were 0.8 metres for Mineral Reserve Estimate calculations.
  Dilution factors for Mineral Reserve Estimate calculations averaged 24% for Guanaceví, Bolañitos and El Compas, 53% for El Cubo and 10% for Terronera. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill mining and 30% for long hole mining at Guanaceví, 28% and Bolañitos and 54% for long mining at El Cubo.
  Silver equivalent grades are based on a 75:1 silver:gold ratio and calculated including only silver and gold.
  Probable Mineral Reserves for Terronera includes the Terronera and La Luz Deposits.
  Inferred Mineral Resources for Terronera includes the Terronera, La Luz and Real Alto Area.
  Indicated and Inferred Mineral Resources for "Parral (new)" includes the Colorada, Palmilla and San Patricio areas.
  The La Colorada structure (Parral) does not contain gold on an economic scale.
  Price assumptions for Guanaceví, Bolañitos, El Cubo and El Compas are US$17.26/oz for silver, US$1,232/oz for gold, US$0.82/lb for lead and US$0.90/lb for zinc.
  Price assumptions for Terronera are US$17/oz for silver, US$1,275/oz for gold.
  Price assumptions for Parral are US$17/oz for silver, US$1,250/oz for gold.
  Figures in tables are rounded to reflect estimate precision; small differences generated by rounding are not material to the estimates.

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in these Mineral Reserve and Resource Estimates. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

The Mineral Resource Estimates for Terronera, and Parral were undertaken by Independent Qualified Persons Eugene Puritch, P.Eng., FEC, CET, Yungang Wu, P.Geo., and David Burga, P.Geo of P&E Mining Consultants Inc. Mr. Puritch has reviewed and approved the technical content of this press release with respect to the Terronera and new Parral.

The Cometa property in Parral which is part of the Lead-Zinc portion of the table is based on a Technical report titled NI 43-101 Technical Report audit of the Mineral Resource Estimate for the Parral Project, Chuhuahua State, Mexico and filed Dec 15, 2010 and authored by William Lewis, B.Sc., Charley Z. Murahwi M.Sc. MAusIMM and Dibya Kanti Mukhopadhyay M.Sc. MAusIMM. This report is separate from the Parral Properties described by P&E Mining Consultants Inc.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s reserves and resources and its anticipated performance in 2019, Mineral Resource and Reserve Estimates, and the timing and results of various future activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; the reliability of Mineral Resource and Reserve Estimates risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of Mineral Resource and Reserve Estimates, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.